Mail Stop 4561

September 26, 2008

VIA U.S. MAIL AND FAX (858) 456-6480

Maxim C. W. Webb
Chief Financial Officer
PICO Holdings, Inc.
875 Prospect Street
Suite 301
La Jolla, CA 92037

      Re: PICO Holdings, Inc.
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed February 29, 2008
              Form 10-Q for Quarterly Period Ended
              March 31, 2008
              Filed May 9, 2008
              Definitive Proxy Statement
              Filed March 19, 2008
              File No. 033-36383

Dear Mr. Webb:

We have reviewed your response letter dated August 28, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Years Ended December 31, 2007, 2006 and 2005

Net Income or Loss, page 31

1.   We note your response to our prior comment two. Please tell us how you have complied with SFAS 109, or tell us why you believe it was not necessary to include the SFAS 109 disclosures for these subsidiaries.

Exhibits 31.1 and 31.2

2.   We note your response to our prior comment five. We note you continue to omit "(or persons performing the equivalent functions)" from paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

Definitive Proxy Statement

Compensation Discussion and Analysis

Our Compensation Philosophy and Programs, page 12

3.   We note your response to comment eight of our letter dated July 29, 2008 and your proposed additional disclosure. As it appears that you have benchmarked different elements of your compensation against different peer groups for both your CEO and your other NEOs, in addition to your proposed disclosure please also identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Additionally, we note that you intend to disclose actual "cash compensation" of your CEO and other NEOs compared to target levels. Please advise why you intend to disclose cash compensation information rather than total compensation information.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at (202) 551-3466 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant